UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Puerto Rico Residents Tax-Free Fund, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745274100
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,008,052
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,008,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,008,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer’s amended preliminary proxy statement (the “Issuer’s Proxy Statement”) filed with the Securities and Exchange Commission on November 15, 2022.

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,025,052[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,025,052[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,025,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 17,000 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,008,052 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2	The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,800[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,800[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 54,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of 54,800 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.

2	The percentages used herein are calculated based upon 7,918,814 shares of common stock outstanding as of November 2, 2022, as disclosed in the Issuer’s Proxy Statement.

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on November 16, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on March 17, 2022, Amendment No. 3 filed on April 28, 2022, Amendment No. 4 filed on June 7, 2022, Amendment No. 5 filed on June 14, 2022, and Amendment No. 6 filed on November 4, 2022 (collectively, the “Schedule 13D”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

The funds for the purchase of the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital were derived from the general working capital of Ocean Capital. The funds for the purchase of the 17,000 shares of Common Stock over which Mr. Hawk shares voting and dispositive powers with his spouse were derived from the personal funds of Mr. Hawk. The funds for the purchase of the 54,800 shares of Common Stock beneficially owned by Mr. Danial were derived from the general working capital of RAD Investments, LLC. A total of $2,367,184.57, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On November 21, 2022, Ocean Capital filed its definitive proxy statement and accompanying BLUE proxy card with the SEC in connection with its solicitation of proxies for the 2022 Annual Meeting. Ocean Capital, Mr. Hawk and the 2022 Nominees will seek shareholder support for (i) the election of the 2022 Nominees to the Board, (ii) Ocean Capital’s proposal to repeal any provision of, or amendment to, the Issuer’s bylaws (the “Bylaws”) adopted by the Board without shareholder approval subsequent to November 15, 2021, (iii) Ocean Capital’s proposal to amend Article II, Section 8 of the Bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote and to add a supermajority voting standard for all future amendments of that section and (iv) Ocean Capital’s proposal to amend Article II, Section 8 of the Bylaws to clarify that the power to adjourn shareholder meetings belongs exclusively to shareholders and to add a supermajority voting standard for all future amendments of that section. With respect to the 2022 Annual Meeting, Ocean Capital, Mr. Hawk and the 2022 Nominees are asking shareholders to vote on their BLUE proxy card “FOR ALL” of the 2022 Nominees, “FOR” the repeal of any provision of, or amendment to, the Bylaws adopted by the Board without shareholder approval subsequent to November 15, 2021, “FOR” the amendment of the Bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote and to add a supermajority voting standard for all future amendments of that section and “FOR” the amendment of the Bylaws to clarify that the power to adjourn shareholder meetings belongs exclusively to the shareholders and to add a supermajority voting standard for all future amendments of that section.

The foregoing description of Ocean Capital’s proposals for the 2022 Annual Meeting is qualified in its entirety by the description of each proposal in Ocean Capital’s definitive proxy statement filed on November 21, 2022, as may be amended or supplemented from time to time.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 7,918,814 shares of Common Stock outstanding as of November 2, 2022, as disclosed in the Issuer’s Proxy Statement.

A. Ocean Capital LLC

(a)	As of the close of business on November 21, 2022, Ocean Capital beneficially owned 1,008,052 shares of Common Stock.

Percentage: Approximately 12.7%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 1,008,052

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,008,052

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

(a)	As of the close of business on November 21, 2022, Mr. Hawk beneficially owned 1,025,052 shares of Common Stock.

Percentage: Approximately 12.9%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 1,025,052

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,025,052

(c)	The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

(a)	As of the close of business on November 21, 2022, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. José R. Izquierdo II

(a)	As of the close of business on November 21, 2022, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E. Ethan A. Danial

(a)	As of the close of business on November 21, 2022, Mr. Danial beneficially owned 54,800 shares of Common Stock.

Percentage: Approximately 0.7%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 54,800

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 54,800

(c)	The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Mojdeh L. Khaghan

(a)	As of the close of business on November 21, 2022, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 1,008,052 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 54,800 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 21, 2022

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

José R. Izquierdo II

/s/ José R. Izquierdo II

Brent D. Rosenthal

/s/ Brent D. Rosenthal

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan

SCHEDULE A

TRANSACTIONS IN THE FUND’S SECURITIES DURING THE LAST 60 DAYS

ETHAN A. DANIAL

Other than as disclosed in this Schedule A, there was no transaction in shares of Common Stock by the Reporting Persons during the past sixty days.

Nature of the Transaction	Securities Purchased (Sold)		Date of Purchase/Sale
Purchase of Common Stock	34,245.00	*	11/7/2022

*	Represents transactions made by RAD Investments, LLC, shares of which Mr. Danial, as one of its managers, may be deemed to beneficially own.